



Snackrilege Foods LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.50%

Target Raise Amount: $35,000

Offering End Date: November 28, 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $15,000

Company Details:

Name: Snackrilege Foods LLC

Founded: August 28, 2013

Address: 1517 SE 10th Ave
                   Portland, OR 97217

Industry: Health Food

Employees: 6

Website: https://www.snackrilege.com/

Use of Funds Allocation:

If the maximum raise is met:

$33,688 (96.25%) – of the proceeds will go towards refinancing debt
$1,313 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,666 Followers





Business Metrics:

	FY20	FY21	YTD 8/31/2022
Total Assets	$108,135	$77,625	$78,275
Cash & Cash Equivalents	$74,565	$27,598	$10,504
Accounts Receivable	$28,704	$45,053	$60,802
Short-term Debt	$4,869	$31,635	$38,838
Long-term Debt	$185,455	$205,966	$152,931
Revenue	$363,528	$542,737	$379,492
Cost of Goods Sold	$164,169	$246,151	$163,657
Taxes	$0	$0	$0
Net Income	-$69,842	-$44,925	$34,656

Recognition:

Snackrilege Foods LLC aspires to live their mission every day--they've raised thousands of dollars for sanctuaries in their area and they're always happy to donate to a non-profit event. The founder, Roz, is an active member of the Main Street Alliance, is currently a member of Commissioner Jo Anne Hardesty's Business Council. Roz and Clayton have both spoken at various VegFests and other events, and Roz has presented on councils, panels, and committees on her experience starting a business from the ground up.

About:

Snackrilege Foods LLC makes unapologetically delicious vegan food & heavy metal themed puns. They are changing the world, one mouth-watering bite at a time and has been family owned since 2014. They make perfectly tasty, affordable, plant-based foods that people can grab-and-go for anytime delicious satisfaction. They won't be satisfied until Snackrilege products are available worldwide.

For more information, contact our Customer Support Team at support@thesmbx.com

